Exhibit 99.1

Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Refinances Convertible Bonds

Melbourne (Australia) and Indianapolis, IN (U.S.) – April 14, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX) (“Telix”) today launches an offering of US$550 million convertible notes due 2031 to be issued by its wholly-owned subsidiary, Telix Pharmaceuticals (Investments) Inc. (the “Issuer”), and guaranteed by Telix and Telix Pharmaceuticals (US) Inc. (the “Offering”). The convertible notes, also referred to as “convertible bonds” (“Convertible Bonds”), are convertible into fully paid ordinary shares in Telix (“Ordinary Shares”).

Managing Director and Group CEO, Dr. Christian Behrenbruch, said: “The refinance of the existing Convertible Bonds represents our proactive approach to capital management. The new Convertible Bonds will continue to provide the business with cost effective financing.”

The new Convertible Bonds represent attractive, low-cost financing to Telix and are non-dilutive until any potential future conversions occur. The initial conversion price will be at a premium to Telix’s current share price.

After deduction of commissions, professional fees and other administrative expenses, it is intended that the net proceeds will be used to repurchase the existing convertible bonds due 2029 (“Existing Convertible Bonds”). Any funds raised above that required for the repurchase of the Existing Convertible Bonds will be applied to general corporate purposes.

Convertible Bonds Offering

•	It is intended that the Convertible Bonds will be listed on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”)
•
The Offering is being marketed to eligible investors with the final terms of the Convertible Bonds to be determined via a bookbuild process expected to be completed prior to market open on Wednesday, 15 April 2026

•
Concurrent with the Offering, a delta placement of Ordinary Shares will be executed to facilitate hedging activity by investors in relation to the Convertible Bonds. The clearing price per Ordinary Share under the delta placement will be used as the reference share price for the Convertible Bonds

•	More details on the key terms of the Convertible Bonds are provided in the table below

Stock Borrow Facility

To assist the implementation of the Convertible Bonds Offering, Elk River Holdings Pty Ltd as the trustee for The Behrenbruch Family Trust1 (“Stock Lender”) intends to enter into a stock lending agreement with an affiliate of J.P. Morgan (“Stock Borrower”) pursuant to which the Stock Lender will lend a certain number of Ordinary Shares to the Stock Borrower, and the Stock Borrower will be required to return the borrowed Ordinary Shares to the Stock Lender pursuant to the terms of the agreement (“Stock Borrow Facility”).

1 Dr Behrenbruch holds an indirect interest.

Concurrent Repurchase

Additionally, Telix is conducting a reverse bookbuilding process to receive indications of interest from holders of the Existing Convertible Bonds on a repurchase of the outstanding Existing Convertible Bonds (“Concurrent Repurchase”). The number of Existing Convertible Bonds to be repurchased and the purchase price will be determined by the reverse bookbuilding process.

Adviser

J.P. Morgan Securities plc (“J.P. Morgan”) is Sole Bookrunner on the Offering and Sole Dealer Manager on the Concurrent Repurchase.

Key terms of the Convertible Bonds

Issuer	Telix Pharmaceuticals (Investments) Inc.
Guarantors	Telix Pharmaceuticals Limited and Telix Pharmaceuticals (US) Inc.
Expected Issue Size	US$550 million
Ranking	Direct, unconditional, unsubordinated and unsecured obligations of the Issuer and Guarantors
Maturity Date	5 years
Investor Put Option	At the end of year 3
Coupon / Yield	1.50 – 1.75%
Conversion Premium	35.0 – 37.5%
Reference Share Price	The clearing price of the Delta Placement – see below
Delta Placement
J.P. Morgan will run a bookbuilding process to facilitate some or all of the hedging activity that may be executed by investors in the Convertible Bonds

The clearing price of the Delta Placement will be used as the reference share price to determine the initial conversion price of the Convertible Bonds

The manner of conducting the Delta Placement will be determined by J.P. Morgan in consultation with Telix

Conversion Price Adjustment	Standard anti-dilutive adjustments including conversion price adjustment for all dividends paid by Telix
Listing	SGX-ST
Selling Restrictions	Reg S (Cat 2) only

About Telix Pharmaceuticals Limited

Telix is a global biopharmaceutical company focused on the development and commercialization of radiopharmaceuticals with the goal of addressing significant unmet medical need in oncology and rare diseases. Telix is headquartered in Melbourne (Australia) with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland), and Japan, Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations (Global) Ms. Kyahn Williamson SVP Investor Relations and Corporate Communications kyahn.williamson@telixpharma.com	Telix Investor Relations (Australia) Ms. Charlene Jaw Associate Director Investor Relations charlene.jaw@telixpharma.com	Telix Investor Relations (U.S.) Ms. Annie Kasparian Director Investor Relations and Corporate Communications annie.kasparian@telixpharma.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors.

Legal Notices

Cautionary Statement Regarding Forward-Looking Statements.

You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including Australia, Singapore, and the United States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including TLX101-Px and  TLX250-Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

Neither this announcement nor any copy hereof may be taken into or distributed in the United States.

The information contained in this announcement is not for distribution, directly or indirectly, in or into the United States. The Convertible Bonds, the guarantees and the Ordinary Shares to be issued upon conversion of the Convertible Bonds have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state or other jurisdiction of the United States and they may not be offered or sold, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities laws. The Convertible Bonds and the guarantees are being offered and sold solely outside the United States in an “offshore transaction” as defined in, and in reliance on Regulation S under the Securities Act.

Nothing in this announcement or anything attached to it shall form the basis of any contract or commitment.

The Concurrent Repurchase is not being made and will not be made, directly or indirectly, in or into the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Existing Convertible Bonds may not be tendered in the Concurrent Repurchase by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States as defined in Regulation S of the Securities Act. Any purported tender of Existing Convertible Bonds made by a person located in the United States will not be accepted.

This communication may not be distributed to the press or other media or forwarded, photocopied, passed on or, in any other manner, transmitted to any other person. Non-compliance with the foregoing may constitute a violation of law. This information is subject to change.

This announcement has not been examined or approved by the SGX-ST and the SGX-ST assumes no responsibility for the contents of this announcement, including the correctness of any of the statements or opinions made or reports contained in this announcement.

All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties.

©2026 Telix Pharmaceuticals Limited. All rights reserved.